

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2021

Rick Pauls
President and Chief Executive Officer
DiaMedica Therapeutics Inc.
Two Carlson Parkway, Suite 260
Minneapolis, Minnesota 55447

> **Re: DiaMedica Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed October 5, 2021**
> **File No. 333-260066**

Dear Mr. Pauls:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Amy Culbert